
MISUNDERSTOOD
Ginger Spiced
WHISKEY
OATRAGEOUS
DAIRY FREE
OAT MILK CREAM
OAT MILK LIQUEUR, BOURBON WHISKEY AND REAL ESPRESSO
ESPRESSO
DAIRY FREE
OAT MILK CREAM
OAT MILK LIQUEUR AND SMALL BATCH BOURBON WHISKEY
BOURBON CREAM
14% ALC/VOL | 28 PROOF | 750 ML

MISUNDERSTOOD BRANDS

INVESTOR WEBINAR

HOW FAR WE'VE COME

GROWTH SINCE OUR 2021 CAPITAL RAISE

+210%
Annual Sales Growth

+$7mm
Total Sales

+12
Distribution States

In June 2024, we made the decision to leave 375 Park Avenue Spirits and take back control of sales and distribution.

Since then, we've:

- Driven 32% depletion growth in half of the footprint
- Successfully launched OATRAGEOUS, and a private label brand for a large retailer, Total Wine
- Created more opportunities than ever in our company history

2025 WAS ALL THE RAGE

NAMED #17 MOST INNOVATIVE SPIRIT LAUNCH IN THE WORLD

THE SPIRITS BUSINESS

VegNews

NOMINATED FOR BEST NEW VEGAN PRODUCT AT VEGNEWS!


TASTES LIKE NO UDDER
OATRAGEOUS
OAT MILK LIQUEUR
TASTES LIKE NO UDDER!
DAIRY FREE!
ONLY 90 CALORIES PER SERVING
KOSHER
LIGHT, CREAMY & DAIRY FREE
DAIRY FREE

OATY HAS ARRIVED!

LAUNCHED THE FIRST ORANGE BLOSSOM BOURBON


MISUNDERSTOOD
ORANGE BLOSSOM
BOURBON

WON GOLD AT THE SFWS!

SIP AWARDS 2025 PLATINUM

SIP AWARDS INNOVATION AWARD 2025

WON PLATINUM AND INNOVATION AT THE 2025 SIP

GAINED DISTRO IN TRADER JOE'S

TRADER JOE'S


Total Wine & MORE
Kind Valley
PASSION FRUIT

LAUNCHING PRIVATE LABEL WITH TOTAL!

EARNED WALMART'S GOLDEN TICKET. LAUNCHING IN ALL FLORIDA STORES 2026

Walmart

2026

CORE GROWTH ENGINES

THESE THREE GROWTH ENGINES ARE HOW WE PLAN TO ACHIEVE OUR 24 MONTH TARGETS

STRATEGIC PARTNERSHIPS

EXPANDING STRATEGIC PARTNERSHIPS ALLOW FOR WITH LOFTED SPIRITS / BARDSTOWN BOURBON CO.

COLLABORATION WITH LOFTED SPIRITS/BARDSTOWN BOURBON CO., ALLOWS SCALE PRODUCTION, IMPROVE ECONOMICS, AND ACCELERATE SPEED TO MARKET.

PRODUCT & BRAND INNOVATION

INNOVATION IS THE HEART OF OUR BUSINESS AND A KEY DIFFERENTIATOR IN THE MARKET.

LAUNCHING HIGH-IMPACT, DIFFERENTIATED PRODUCTS AND PACKAGING THAT DRIVE TRIAL, STRENGTHEN BRAND EQUITY, AND EXPAND CONSUMER OCCASIONS.

RETAIL CHAIN GROWTH

DRIVE CONSUMER AWARENESS & TRIAL AT KEY NATIONAL CHAIN RETAIL PARTNERS.

HROUGH FOCUSED ACTIVATION, PRICING PROGRAMS, AND ACCOUNT-SPECIFIC EXECUTION, WE WILL CONVERT AWARENESS INTO REPEAT PURCHASES ACROSS NATIONAL RETAIL PARTNERS.

MISUNDERSTOOD BRANDS

STRATEGIC PARTNERSHIPS

MISUNDERSTOOD

BRANDS

OUR NEW HOME ON THE KENTUCKY BOURBON TRAIL.

WE'VE PARTNERED WITH LOFTED SPIRITS (BARDSTOWN BOURBON CO.) TO STREAMLINE OUR PRODUCTION, SAVE COSTS, AND JOIN THE ELITE BRANDS ON THE HISTORIC KENTUCKY BOURBON TRAIL.

20% BOTTLING COST REDUCTION

$100K STORAGE SAVINGS

150,000+ VISITORS A YEAR ABLE TO TASTE & PURCHASE OUR PRODUCTS

SINGLE BARREL & BLENDING CAPABILITIES

"Lofted Spirits was built to partner with the most forward-thinking brands in the industry, and Misunderstood is exactly that, Chris and JD are hungry, visionary entrepreneurs who are aggressively and creatively building some great brands and we are thrilled to help bring them to life at Bardstown."

-Pete Marino, President Lofted Spirits

OAT WITH THE OLD, IN WITH THE BLUE.

Buckle up! OATRAGEOUS Espresso is boarding all JetBlue flights starting July 2026.

- **OATRAGEOUS** will reach 40 million passengers annually.
- 240,000 passengers are expected to purchase.
- Exclusive cream liqueur offering.
- On board every JetBlue flight including Dublin.


jetBlue


OATRAGEOUS
DAIRY FREE
OAT MILK CREAM
ESPRESSO

PRODUCT & BRAND INNOVATION

MISUNDERSTOOD

BRANDS

OATRAGEOUS

OAT OF THIS WORLD!

DELICIOUSLY DAIRY FREE!!

Introducing the first dairy free cream liqueur portfolio in the U.S. made with GMO free oats, real ingredients, way less sugar, and smooth bourbon whiskey. Find out what all the rage is about!



CONSUMER EVALUATED
SIP AWARDS
INNOVATION AWARD
WORLD SPIRITS COMPETITION
2025
SIP AWARDS
2025
PLATINUM
SAN FRANCISCO
WORLD SPIRITS COMPETITION
20 25
GOLD
USA SPIRITS RATINGS
90
POINTS
2025



DAIRY FREE
LACTOSE FREE
SEED OIL FREE
GLUTEN FREE



OATRAGEOUS
DAIRY FREE
OAT MILK CREAM
OAT MILK LIQUEUR, BOURBON WHISKEY AND REAL ESPRESSO
ESPRESSO
14% ALC/VOL | 28 PROOF | 750 ML
OATRAGEOUS
DAIRY FREE
CREAM LIQUEUR
OAT MILK LIQUEUR MADE WITH BOURBON WHISKEY
BOURBON CREAM
14% ALC/VOL | 28 PROOF | 750 ML
OATRAGEOUS
DAIRY FREE
OAT MILK CREAM
OAT MILK LIQUEUR, BOURBON WHISKEY AND REAL COCONUT
COCONUT
14% ALC/VOL | 28 PROOF | 750 ML

THE FUTURE OF CREAM LIQUEUR

BETTER FOR YOU IS THE FUTURE

41%

41% OF US HOUSEHOLDS BUY DAIRY-FREE MILK

70% OF THE WORLD IS LACTOSE INTOLERANT

70%

DAIRY FREE

GLOBAL ALT. MILK MARKET



$65 BN
EST.
$23 BN
2021
2030

ALT-MILK HAS 15% MARKET SHARE OF DAIRY MILK



CREAM LIQUEURS
$2.1BN
TOTAL ADDRESSABLE MARKET
OATRAGEOUS
OAT MILK LIQUEUR
ALT-MILK OPPORTUNITY
$23BN
TOTAL ADDRESSABLE MARKET

THE OPPORTUNITY

1% OF MARKET SHARE = $20MM IN REVENUE

...and thats just the start

OATRAGEOUS

READY WHEN YOU ARE

- RTD = FASTEST GROWING CATEGORY IN SPIRITS
- EXPANDING THE OCCASION
- ACCELERATING TRIAL
- SHIPPING JULY 2026
- 100 ML | 14% ABV
- SUNNY COLADA & ESPRESSO MARTINI
- SRP $4.99





OATRAGEOUS
DAIRY FREE
SUNNY COLADA
COCONUT + PINEAPPLE
OAT LIQUEUR
100 mL
JULY 2026



OATRAGEOUS
DAIRY FREE
ESPRESSO MARTINI
ESPRESSO + OAT LIQUEUR
100 mL



INFUSED BY NATURE

REAL WHISKEY, REAL INGREDIENTS, REAL TRANSPARENCY.

REDEFINING FLAVORED WHISKEY & BUILDING THE BRAND BILLBOARD

PERFECT FLAVORS FOR EVERY SEASON
EXPANDING TOTAL REVENUE AND DRINKING OCCASIONS

MADE WITH INTENTION
INTERSECTING GROWTH IN FLAVORED PRODUCTS & QUALITY

FLAVORED WHISKEY 2.0
CAPITALIZING ON FLAVORED WHISKEY'S $37BN MARKET SIZE


MISUNDERSTOOD WHISKEY CO.
MISUNDERSTOOD
ORANGE BLOSSOM
BOURBON
MISUNDERSTOOD WHISKEY
MISUNDERSTOOD
Golden Pear
BOURBON
80 Proof
80 ALC
750mL
MISUNDERSTOOD
GINGER SPICED
WHISKEY

MISUNDERSTOOD WHISKEY

MISUNDERSTOOD RTD COCKTAILS

MAKING THE GREAT FLAVORS WE ALREADY HAVE IN A MORE CONSUMABLE FORMAT WITH THE MOST POPULAR WHISKEY COCKTAIL IN THE UNITED STATES.

- RTD = FASTEST GROWING CATEGORY IN SPIRITS
- ACCELERATING TRIAL
- 100 ML | 14% ABV
- GINGER SPICED & ORANGE BLOSSOM OLD FASHIONED
- SRP $4.99
- SHIPPING JULY 2026



Ready to Enjoy



READY TO ENJOY
MISUNDERSTOOD WHISKEY CO.
35% ABV
100 ML
BAR GRADE COCKTAILS
GINGER SPICED
OLD FASHIONED
WHISKEY WITH BITTERS, DEMERARA, ORANGE, AND OTHER NATURAL FLAVORS
READY TO ENJOY
MISUNDERSTOOD WHISKEY CO.
35% ABV
100 ML
BAR GRADE COCKTAILS
ORANGE BLOSSOM
OLD FASHIONED
BOURBON WITH BITTERS, DEMERARA, ORANGE, AND OTHER NATURAL FLAVORS

THE *Hometown* SERIES

THERE'S NO TASTE LIKE HOME.

A UNIQUE "GEO-BARREL" RELEASE PROGRAM BUILT FOR HYPER-LOCAL MARKETS. DESIGNED FOR LOCAL PRIDE, HOMETOWN CONNECTION, AND THE PEOPLE WHO GET TO CALL IT THEIRS.



THE Hometown SERIES
BS 01
MISUNDERSTOOD WHISKEY CO.
Greetings from JERSEY SHORE
SINGLE BARREL
BARREL NO.
94 PROOF
750 mL.
THE Hometown SERIES
BS 01
MISUNDERSTOOD WHISKEY CO.
Greetings from MONTCLAIR
SINGLE BARREL
BARREL NO.
94 PROOF
750 mL.

BETA Test: September 2026

RETAIL CHAIN GROWTH

MISUNDERSTOOD BRANDS

IMMENSE CHAIN MOMENTUM

2025

BUILD EXISTING ACCOUNTS

+55% VOLUME AND +10% VELOCITY

2026

ACCOUNTS LAUNCHING IN 2026

$1MM REVENUE OPPORTUNITY

2027+

FUTURE CHAIN PIPELINE

$10MM REVENUE OPPORTUNITY

OATRAGEOUS ORGANIC SUCCESS

PROVEN PRODUCT MARKET FIT - OUR CORE CUSTOMERS LOVE OATRAGEOUS

138%
SAME STORE VOL. GROWTH

230%
INCREASE IN REPURCHASES

100%
ORGANIC SALES NO PROMOTIONS


TRADER JOE'S
TRADER JOE'S
TRADER JOE'S

INVESTMENT OPPORTUNITY

MISUNDERSTOOD
BRANDS

PROJECTIONS

Highlights:

- **2025:**
  - **Operating Earnings % saw +35% improvement**
  - **Sales Volume Allocation in 2025: OATRAEGOUS contributed to 45% and Misunderstood to 55%**

- **2026:**
  - **Warehouse and fulfillment transition will reduce G&A by 24% and and bottling costs by 20%**

	2024	2025	2026	2027	2028	2029	2030
Net Sales	1,045,523	1,679,000	3,287,630	5,741,698	9,493,946	15,913,443	25,714,535
Sales Growth		*61%*	*96%*	*75%*	*65%*	*68%*	*62%*
COGS	551,382	874,260	1,872,371	2,971,059	4,875,306	8,007,495	12,506,763
Gross Margin	***494,141***	***744,740***	***1,415,259***	***2,770,638***	***4,618,640***	***7,905,948***	***13,207,771***
Gross Margin %	***47%***	***46%***	***43%***	***48%***	***49%***	***50%***	***51%***
A&P + Digital Marketing	248,077	368,200	470,098	1,041,472	1,744,164	3,328,578	3,730,673
Direct Contribution	**246,064**	**376,540**	**945,161**	**1,937,460**	**3,223,309**	**5,243,086**	**10,223,233**
%	*24%*	*23%*	*31%*	*35%*	*35%*	*34%*	*40%*
Salaries	495,941	731,954	868,820	1,190,555	1,513,324	1,710,415	2,075,840
G&A	657,238	572,665	200,915	210,211	219,972	230,220	240,981
SG&A	1,153,179	1,304,619	1,069,735	1,400,766	1,733,295	1,940,635	2,316,821
Op. Earnings	**-944,783**	**-928,079**	**-157,761**	**517,722**	**1,484,641**	**3,302,396**	**7,906,412**

*2024 Shipments to Distributors totaled $1.3mm, reflecting a 24% increase YOY. $1mm above reflects revenue on our books net of previous import partnership.

NEW ADVISORY BOARD



TAYLOR FOXMAN
CEO, FOUNDER
THE INDUSTRY COLLECTIVE



CHRIS RIGBY
FORMER DON PAPA &
WILLIAM GRANT EXEC.



ZAARATH PROKOP
PRESIDENT, LSI
(FLOR DE CANA RUM)



KYLE HERMAN
EX. PRESIDENT, CCO
SELVAREY RUM, NINE
BANDED WHISKEY

TEAM'S EXPERIENCE

BACARDÍ
Beam SUNTORY
DIAGEO
SAZERAC
Pernod Ricard
CAMPARI
WILLIAM GRANT & SONS

GROWTH SAFE ROUND 2026

WE ARE LAUNCHING:

$1.5MM 2026 SAFE GROWTH ROUND
$18MM VALUATION CAP / 20% VALUATION DISCOUNT

WHY NOW:

WE HAVE ONE SHOT TO LAUNCH:

Walmart Wegmans WHOLE FOODS TRADER JOE'S

WE'VE EARNED THE PLACEMENT, NOW WE MUST WIN THE SHELF.



Use of Funds
Reserve 18%
Sales Personnel 29.3%
COGS 20%
A&P 16.7%
Social 6%
Digital 10%

INVESTOR REINVESTMENT OPPORTUNITY

BONUS SHARES AVAILABLE UNTIL 3/31

5% REINVESTED → 2% CONVERSION CREDIT

10% REINVESTED → 5% CONVERSION CREDIT

25% REINVESTED → 7% CONVERSION CREDIT

50% REINVESTED → 10% CONVERSION CREDIT

WALK THROUGH

(EXAMPLE: $5 SHARE PRICE NEXT ROUND)

PREVIOUS INVESTMENT AMOUNT = $50K
10% REINVEST = $5,000 REINVESTMENT
20% STANDARD SAFE NOTE DISCOUNT = $4 PER SHARE = (1 - 20%) * $5
+ 5% CONVERSION CREDIT = $5,000 * 1.05 = $5,250

TOTAL AMOUNT CONVERTED = $5,250/$4 = 1,313 SHARES
(31% SHARE BONUS)

THE END GAME

106 BEVERAGE ALCOHOL MERGERS AND ACQUISITIONS IN 2024-2025, WITH SPIRITS LEADING THE WAY.

ACQUIRERS ARE PRIORITIZING BRANDS WITH:

- PROVEN CONSUMER TRACTION
- HIGH VELOCITY
- DIFFERENTIATION
- PREMIUM FEEL
- RTD FORMATS

THIS IS OUR MOMENT

THANK YOU ALL FOR THE TIME.

WE LOOK FORWARD TO MEETING WITH YOU ALL INDIVIDUALLY!